STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, dated June 24, 2010 (this “Agreement”), is made by and among WSFS Financial Corporation, a Delaware corporation (“Buyer”) and National Penn Bancshares, Inc., a Pennsylvania corporation (“Seller”).  Buyer and Seller are sometimes referred to in this Agreement collectively as the “Parties” and individually as a “Party.”

BACKGROUND

Seller owns all of the issued and outstanding capital stock (the “Stock”) of Christiana Bank & Trust Company, a Delaware banking corporation (“Target”), and Buyer desires to acquire Target by purchasing 100% of the Stock.

Buyer and Seller desire to set forth in this Agreement the terms and conditions governing the Contemplated Transactions.

NOW THEREFORE, in consideration of the premises and of the mutual covenants, agreements, representations and warranties herein contained, and for good and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

GENERAL

1.01 Definitions.  As used in this Agreement, the following terms shall have the indicated meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Acquisition Proposal” has the meaning given to that term in Section 5.07 of this Agreement.

“Affiliate” means, with respect to any entity, an entity that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such entity and, without limiting the generality of the foregoing, includes any executive officer, director or 10% equity owner of such entity.

“Agreement” means this Stock Purchase Agreement including any amendment or supplement hereto.

“Application” means an application for regulatory approval which is required for the consummation of the Contemplated Transactions.

“Asset Transfer Transactions” shall have the meaning given to that term in Section 5.02 of this Agreement.

“Bank Deposits” has the meaning given to that term in Section 5.16(a) of this Agreement.

“Bank Plan of Merger” has the meaning given to that term in Section 5.21 of this Agreement.

“Buyer” has the meaning given to that term in the introduction of this Agreement.

“Buyer Disclosure Schedules” means, collectively, the disclosure schedules delivered by Buyer to Seller and Target in accordance with Article IV of this Agreement.

“Buyer Indemnified Persons” has the meaning given to that term in Section 8.02 of this Agreement.

“CERCLA” has the meaning given to that term in Section 2.12(b) of this Agreement.

“CERCLIS” has the meaning given to that term in Section 2.12(b) of this Agreement.

“Closing” has the meaning given to that term in Section 1.02(d) of this Agreement.

“Closing Date” means November 15, 2010, or such other date as the Parties may mutually agree.

“COBRA” has the meaning given to that term in Section 2.10(e) of this Agreement.

“Confidentiality Agreement” means that certain confidentiality agreement dated as of May 10, 2010, by and between Buyer and Boenning & Scattergood, Inc., for the benefit of Seller.

“Contemplated Transactions” means the purchase and sale of 100% of the Stock of Target by Seller to Buyer, and the performance by Seller and Buyer of their respective covenants and obligations under this Agreement.

“CRA” means the Community Reinvestment Act of 1977, as amended, and the rules and regulations promulgated from time to time thereunder.

“Damages” has the meaning given to that term in Section 8.02 of this Agreement.

“Disclosure Schedules” means, collectively, the Seller Disclosure Schedules and the Buyer Disclosure Schedules.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, administrative order, judgment, decree, injunction or agreement with any Regulatory Authority relating to (i) the protection, preservation or restoration of the environment, including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource, and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Federal Reserve Board.

“HIPAA” has the meaning given to that term in Section 2.10(e) of this Agreement.

“Indemnification Agreements” means those indemnification agreements and other agreements containing indemnification provisions listed on Seller Disclosure Schedule 2.06(e).

“Indemnified Persons” has the meaning given to that term in Section 8.03 of this Agreement.

“Indemnifying Party” has the meaning given to that term in Section 8.06 of this Agreement.

“IRC” means the Internal Revenue Code of 1986, as amended.

“IRS” means the Internal Revenue Service.

“Knowledge of Buyer” means the actual knowledge of the executive officers of Buyer, after reasonable inquiry.

“Knowledge of Seller” means the actual knowledge of the executive officers of Seller and Target, after reasonable inquiry.

“Life Insurance Trusts” means the trust arrangements identified on Seller Disclosure Schedule 8.02(e).

“Material Adverse Effect” means a change, circumstance, event or effect that has been or would be materially adverse to (a) the business, financial condition or results of operations of Target on a consolidated basis (when such term is used in Article II hereof), Seller on a consolidated basis (when such term is used in Article III hereof) or Buyer on a consolidated basis (when such term is used in Article IV hereof), or (b) the ability of such Party to consummate the Contemplated Transactions, other than, in each case, any change, circumstance, event or effect relating to (i) any change occurring after the date hereof in any federal or state law, rule or regulation, which change affects banking institutions generally, including any change affecting the Deposit Insurance Fund of the FDIC, and not disparately impacting Seller, Target or Buyer, (ii) changes in general economic, legal, regulatory or political conditions affecting banking institutions generally, including, but not limited to, changes in interest rates and not disparately impacting Seller, Target or Buyer, (iii) reasonable expenses incurred in connection with this

Agreement and the Contemplated Transactions, (iv) actions or omissions of a Party (or any of its Affiliates) taken pursuant to the terms of this Agreement or the Contemplated Transactions, and (v) the effects of any action or omission taken by a Party hereto with the prior consent of the other Party.

“NPL” has the meaning given to that term in Section 2.12(b) of this Agreement.

“OSBC” means the Office of the State Banking Commissioner of the State of Delaware.

“OTS” means the Office of Thrift Supervision, or any successor agency having comparable jurisdiction.

“Party” or “Parties” has the meaning given to those terms in the introduction of this Agreement.

“Purchase Price” has the meaning given to that term in Section 1.02(b) of this Agreement.

“Regulatory Agreement” has the meaning given to that term in Sections 2.11(d)(iv) of this Agreement.

“Regulatory Authority” means any agency or department of any federal, state or local government or of any self-regulatory organization, including without limitation the OSBC, the FDIC, the OTS, the FRB and the respective staffs thereof.

“Restricted Area” has the meaning given to that term in Section 5.16(a) of this Agreement.

“Section 338(h)(10) Election” has the meaning given to that term in Section 5.20 of this Agreement.

“Seller” has the meaning given to that term in the introduction to this Agreement.

“Seller Disclosure Schedules” means, collectively, the disclosure schedules delivered by Seller to Buyer in accordance with Articles II and III of this Agreement.

“Seller Indemnified Persons” has the meaning given to that term in Section 8.03 of this Agreement.

“Stock” has the meaning given to that term in Recitals of this Agreement.

“Subsidiary” means, with respect to a Party, any corporation, limited liability company or other entity, 50% or more of the capital stock or other interests of which is owned, either directly or indirectly, such Party.

“Target” has the meaning given to that term in the introduction of this Agreement.

“Target Benefit Plans” has the meaning given to that term in Section 2.10(a) of this Agreement.

“Target ERISA Affiliate” has the meaning given to that term in Section 2.10(a) of this Agreement.

“Target Financials” means (a) the unaudited consolidated financial statements of Target and the Target Subsidiaries as of December 31, 2009 and for each of the three years in the period then ended, and (b) the unaudited interim consolidated financial statements of Target and the Target Subsidiaries for each calendar quarter after December 31, 2009.

“Target Subsidiaries” has the meaning given to that term in Section 2.01(c) of this Agreement.

“Term” has the meaning given to that term in Section 5.16(a) of this Agreement.

“Transferred Assets” means those assets of Target listed in Annex I hereto, which will be transferred to Christiana OREO, LLC pursuant to the Asset Transfer Transactions and any proceeds of such assets.

1.02   Purchase Transaction.

(a)   Purchase and Sale of Stock.  On and subject to the terms and conditions set forth herein, Buyer agrees to purchase from Seller, and Seller agrees to sell to Buyer, all of the Stock, for the consideration set forth in clause (b) below.  At the Closing, the Seller shall transfer the Stock by delivering to the Buyer all certificates evidencing the Stock, free and clear of all liens, encumbrances and claims of others whatsoever, duly endorsed in blank or accompanied by appropriate instruments of transfer satisfactory to the Buyer.

(b)   Purchase Price.  The purchase price for the Stock shall be $34,500,000 (the “Purchase Price”). At the Closing, the Purchase Price shall be paid by Buyer in cash and shall be delivered to Seller by wire transfer or delivery of other immediately available funds.

(c)   Purchase Price Allocation.  The Parties agree that the Purchase Price and the liabilities of Target and Target Subsidiaries (plus other relevant items) will be allocated to the assets of Target for all purposes (including tax and financial accounting purposes) as determined in good faith by the Parties within 30 days of the date hereof, such allocation to be prepared in accordance with Section 338 and Section 1060 of the IRC (and any similar provision of state, local or foreign law, as appropriate).  Such draft of the allocation shall be finalized by mutual agreement of the Parties, working together in good faith, within 90 days of the Closing Date.  If, at the end of such 90-day period following the Closing Date, Buyer and Seller have failed to agree on such allocation, any disputed aspects of such allocation shall be resolved by a nationally recognized independent accounting firm mutually acceptable to Buyer and Seller.  Each of Buyer and Seller shall bear all fees and costs incurred by it in connection with the determination of the allocation of the total consideration, except that the Parties shall each pay one-half (50%) of the fees and expenses of such accounting firm.  The Parties shall thereafter be bound to make all tax filings (including, but not limited to IRS Forms 8023 and/or 8883), including any state and local tax returns, on a basis consistent with such allocation.  The Parties agree to prepare and file their respective tax returns on a basis consistent with such allocation, and agree not to take any position on any applicable tax return, in any audit proceeding before any taxing authority, in any report made for tax or financial accounting, before any Regulatory Authority charged with the collection of any tax, or in any judicial proceeding, or for any other purpose, which is inconsistent with such allocation.

(d)   Closing.  The closing of the Contemplated Transactions (the “Closing”) will take place on the Closing Date at a time and place to be agreed upon by the Parties; provided, in any case, that all conditions to closing set forth in Article VI of this Agreement (other than the delivery of certificates and other instruments and documents to be delivered at the Closing) have been satisfied or waived at or prior to the Closing Date.

ARTICLE II

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO TARGET

Seller hereby represents and warrants to Buyer that the statements contained in this Article II are true and correct, except as set forth in the Seller Disclosure Schedules numbered to correspond to the Section of this Article II to which such exception relates.

2.01   Organization.

(a)   Target is a banking corporation duly organized, validly existing and in good standing under the laws of the state of Delaware.  Each Target Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Target and each Target Subsidiary has the corporate power and authority to carry on its business and operations as they are now being conducted and to own and operate the properties and assets now owned and being operated by it.  Target and each Target Subsidiary is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

(b)   The deposits of Target are insured by the FDIC to the extent provided in the Federal Deposit Insurance Act.

(c)   Target has no Subsidiaries other than those identified on Seller Disclosure Schedule 2.01(c) (the “Target Subsidiaries”).  Seller Disclosure Schedule 2.01(c) sets forth, with respect to each Target Subsidiary, the type of entity, its jurisdiction of organization and a brief description of the business activities conducted by each such Target Subsidiary.

(d)   Except as set forth on Seller Disclosure Schedule 2.01(d), the respective minute books of Target and each Target Subsidiary accurately record, in all material respects, all material corporate actions of their respective stockholders and boards of directors, including committees, in each case in accordance with normal business practice of Target and each Target Subsidiary.

(e)   Seller has made available to Buyer true and correct copies of the articles of association and bylaws of Target, and the certificate of incorporation, articles of incorporation or other charter document, and bylaws or operating agreement of each Target Subsidiary, each as in effect on the date hereof.

2.02   Capitalization.

(a)   The authorized capital stock of Target consists of 5,000,000 shares of common stock, par value $1.00 per share, of which 500 shares are validly issued and outstanding, fully paid and non-assessable, and free of preemptive rights, and none are held as treasury shares.  Target has not issued nor is Target bound by any subscription, option, warrant, call, commitment, agreement or other right of any character relating to the purchase, sale, or issuance of, or right to receive dividends or other distributions on, any shares of Stock or any other security of Target or any securities representing the right to vote, purchase or otherwise receive any shares of Stock or any other security of Target.

(b)   Target owns, directly or indirectly, all of the capital stock or other equity interests of the Target Subsidiaries, free and clear of any liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature; there are no subscriptions, options, warrants, calls, commitments, agreements or other rights outstanding with respect to the capital stock or other equity interests of any Target Subsidiary; and except for the Target Subsidiaries, Target does not possess, directly or indirectly, any material equity interest in any corporation, except for (x) equity interests in its investment portfolio and (y) equity interests held in connection with its commercial loan activities.

2.03   Financial Statements.

(a)   Seller has delivered to Buyer the Target Financials.  The Target Financials fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of Target and the Target Subsidiaries as of and for the periods ended on the dates thereof, in accordance with accounting principles generally accepted in the United States consistently applied, other than (i) the absence of footnotes, and (ii) in the case of interim Target Financials, normal year end adjustments.

(b)   Target did not, as of the date of the Target Financials, have any liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, which are not fully reflected or reserved against in the Target Financials at the date of such Target Financials which would have been required to be reflected therein in accordance with accounting principles generally accepted in the United States, consistently applied, except for liabilities and obligations which were incurred subsequent to the date of the Target Financials in the ordinary course of business consistent with past practice, and except for liabilities and obligations which are within the subject matter of a specific representation and warranty herein and which otherwise have not had a Material Adverse Effect.

(c)   All Reports of Condition and Income and any additional reports filed by Target or any Target Subsidiary with any Regulatory Authority since January 4, 2008, including, without limitation, any reports regarding Target’s or a Target Subsidiary’s internal controls complied, in all material respects, and all future reports and filings will comply, in all material respects, with the rules and regulations of the FDIC and other Regulatory Authorities to the extent applicable thereto.

2.04   No Material Adverse Change.  Neither Target nor any Target Subsidiary has suffered any adverse change in their respective assets, business, financial condition or results of operations since March 31, 2010 which change has had a Material Adverse Effect.

2.05   Taxes.

(a)   Seller, Target and the Target Subsidiaries are members of the same affiliated group within the meaning of IRC Section 1504(a) of which Seller is a common parent.  Seller, on behalf of Target and the Target Subsidiaries has filed, and will file, all material federal, state and local tax returns required to be filed by, or with respect to, Target and the Target Subsidiaries on or prior to the Closing Date and has paid or will pay, or made or will make, provisions for the payment of all federal, state and local taxes which are shown on such returns to be due for the periods covered thereby from Target or any Target Subsidiary to any applicable taxing authority, on or prior to the Closing Date, other than taxes which (i) are not delinquent or are being contested in good faith or (ii) have not been finally determined. Such returns or reports are true, complete and correct in all material respects and were prepared in substantial compliance with all applicable laws and regulations.  Seller, on behalf of Target and the Target Subsidiaries, has paid all taxes and other governmental charges including all applicable interest and penalties set forth in such returns or reports.  Neither Target nor any of the Target Subsidiaries currently is the beneficiary of any extension of time within which to file any tax return.  No claim has ever been made by an authority in a jurisdiction where Target or any of the Target Subsidiaries does not file tax returns that Target or any of the Target Subsidiaries is or may be subject to taxation by that jurisdiction.

(b)   There are no liens on the assets of Target or the Target Subsidiaries relating to or attributable to any taxes (other than taxes not yet due and payable).  All federal, state and local taxes and other governmental charges payable by Target or the Target Subsidiaries have been paid or have been adequately accrued or reserved for on such entity’s books in accordance with generally accepted accounting principles and banking regulations applied on a consistent basis.  Until the Closing Date, Target and the Target Subsidiaries shall continue to reserve sufficient funds for the payment of expected tax liabilities in accordance with generally accepted accounting principles and banking regulations applied on a consistent basis.

(c)   No consent pursuant to IRC Section 341(f) has been filed, or will be filed prior to the Closing Date, by or with respect to Target or any Target Subsidiary.

(d)   There are no material disputes pending, no material federal, state, local or administrative proceedings or court proceedings and no material federal, state or local audits, examinations, investigations or claims, each as asserted in writing, for taxes or assessments upon Target or any Target Subsidiary, nor has Target or any Target Subsidiary, or Seller on behalf of Target or any Target Subsidiary, been requested in writing to give any currently effective waivers extending the statutory period of limitation applicable to any federal, state, county or local income tax return for any period.

(e)   Target and the Target Subsidiaries have withheld and paid all taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee.

(f)   To the Knowledge of Seller, Target and the Target Subsidiaries have timely filed all information reporting tax returns including IRS forms 1098 and 1099, and Target has complied with IRS backup withholding regulations and reported/paid all amounts required to be withheld to the IRS.

(g)   Neither Target nor the Target Subsidiaries have constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the IRC (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the IRC) that include the Contemplated Transactions.

(h)   Except as disclosed at Seller Disclosure Schedule 2.05(h), neither Target nor any of the Target Subsidiaries is a party to or bound by any tax allocation or sharing agreement.

(i)   Neither Target nor any of the Target Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(A)   change in method of accounting for a taxable period ending on or prior to the Closing Date;

(B)   "closing agreement" as described in Code §7121 (or any corresponding or similar provision of state, local or foreign income tax law) executed on or prior to the Closing Date;

(C)   intercompany transaction or excess loss account described in Treasury Regulations under IRC §1502 (or any corresponding or similar provision of state, local or foreign income tax law);

(D)   installment sale or open transaction disposition made on or prior to the Closing Date; or

(E)   prepaid amount received on or prior to the Closing Date.

(j)   Neither Target nor any of the Target Subsidiaries has any liability for the taxes of any person other than Target and the Target Subsidiaries (A) under Reg. §1.1502-6 (or any similar provision of state, local, or foreign law), (B) as a transferee or successor, (C) by contract, or (D) otherwise.

2.06   Contracts.

(a)   Except as described on Seller Disclosure Schedule 2.06(a) or Seller Disclosure Schedule 2.10(a), neither Target nor any Target Subsidiary is a party to or subject to:

(i)   any employment, consulting, severance, “change-in-control” or termination contract or arrangement with any officer, director, employee, independent contractor, agent or other person, except for “at will” arrangements;

(ii)   any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, post-retirement medical coverage, life insurance or other post-retirement payments or benefits, profit sharing or similar arrangements for or with any officer, director, employee, independent contractor, agent or other person;

(iii)   any collective bargaining agreement with any labor union relating to employees;

(iv)   any agreement which by its terms limits the payment of dividends by Target or any Target Subsidiary other than generally applicable regulatory restrictions;

(v)   any material instrument evidencing or related to indebtedness for borrowed money, whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Target or any Target Subsidiary is an obligor to any person, other than deposits, repurchase agreements, bankers acceptances and “treasury tax and loan” accounts established in the ordinary course of business, instruments relating to transactions entered into in the customary course of the banking business of Target, and transactions in “federal funds”, or which contains financial covenants or other restrictions, other than those relating to the payment of principal and interest when due, which would be applicable on or after the Closing Date;

(vi)   any contract, other than this Agreement, which restricts or prohibits it from engaging in any type of business permissible under applicable law;

(vii)    any contract, plan or arrangement which provides for payments or benefits in certain circumstances which, together with other payments or benefits payable to any participant therein or party thereto, might render any portion of any such payments or benefits subject to disallowance of deduction therefor as a result of the application of Section 280G of the IRC;

(viii)   any lease for real property;

(ix)   any contract, agreement or arrangement with any broker-dealer or investment adviser;

(x)    any investment advisory contract with any investment company registered under the Investment Company Act of 1940;

(xi)   any contract, agreement or other arrangement that provides for or permits the other party to terminate or accelerate any of the provisions in such contract, agreement or other arrangement upon a change in control of Target or a Target Subsidiary; or

(xii)   any contract or arrangement with, or membership in, any local clearing house or self-regulatory organization.

(b)   All the contracts, plans, arrangements and instruments listed on Seller Disclosure Schedule 2.06(a) or Seller Disclosure Schedule 2.10 are in full force and effect on the date hereof, and neither Target, any Target Subsidiary nor, to the Knowledge of Seller, any other party to any such contract, plan, arrangement or instrument, has breached any provision of, or is in default under any term of, any such contract, plan, arrangement or instrument the breach of which or default under which will have a Material Adverse Effect, and, except as described on Seller Disclosure Schedule 2.06(b), no party to any such contract, plan, arrangement or instrument will have the right to terminate any or all of the provisions thereof as a result of the Contemplated Transactions, the termination of which will have a Material Adverse Effect.

(c)   Except as otherwise described in Seller Disclosure Schedule 2.06(a) or Seller Disclosure Schedule 2.10, no plan, employment agreement, termination agreement or similar agreement or arrangement to which Target or any Target Subsidiary is a party or by which Target or any Target Subsidiary may be bound:

(i)   contains provisions which permit an employee or an independent contractor to terminate it without cause and continue to accrue future benefits thereunder;

(ii)   provides for acceleration in the vesting of benefits thereunder upon the occurrence of a change in ownership or control or merger or other acquisition of Target or any Target Subsidiary; or

(iii)   requires Target or any Target Subsidiary to provide a benefit in the form of the Stock or determined by reference to the value of the Stock.

(d)   Target and each Target Subsidiary that provides trust and investment management services is in material compliance with the terms of each contract with any Target trust client, and each such contract is in full force and effect with respect to the applicable trust client.  Except as described on Seller Disclosure Schedule 2.06(d), there are no disputes pending or threatened with any trust client under the terms of any such contract or with any former trust client.  For each Target and each Target Subsidiary that provides trust and investment management services Seller has made available to representatives of Buyer true and complete copies of a sample of trust, agency, custodial and similar agreements with Target’s trust clients.

(e)   All of the Indemnification Agreements are in full force and effect and provide indemnification for any and all costs and expenses of Target or any Target Subsidiary, including, without limitation, attorney's fees, with respect to the subject matter thereof.  Neither Target, any Target Subsidiary nor, to the Knowledge of Seller, any other party to any Indemnification Agreement, has materially breached any provision of, or is in material default under any term of, any Indemnification Agreement and to the Knowledge of Seller, there are no facts or circumstances which would be reasonably likely to render any Indemnification Agreement, or any portion thereof, unenforceable as a result of the Contemplated Transactions or the merger described in Section 5.21.

2.07   Ownership of Property; Insurance Coverage.

(a)   Target and each Target Subsidiary has good and marketable title to all material assets and properties owned by Target or such Target Subsidiary, whether real or personal, tangible or intangible, including securities, assets and properties reflected in the balance sheets contained in Target Financials or acquired subsequent thereto (except to the extent that such securities are held in any fiduciary or agency capacity and except to the extent that such assets and properties have been disposed of for fair value, in the ordinary course of business, or have been disposed of as obsolete since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except:

(i)   those items that secure liabilities for borrowed money and that are described on Seller Disclosure Schedule 2.07(a);

(ii)   statutory liens for amounts not yet delinquent or which are being contested in good faith;

(iii)   liens for current taxes not yet due and payable;

(iv)   pledges to secure deposits and other liens incurred in the ordinary course of banking business;

(v)   such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent; and

(vi)   dispositions and encumbrances for adequate consideration in the ordinary course of business.

Target and each Target Subsidiary have the right under leases of material properties used by Target or such Target Subsidiary in the conduct of their respective businesses to occupy and use all such properties in all material respects as presently occupied and used by them.

(b)   With respect to all agreements pursuant to which Target or any Target Subsidiary has purchased securities subject to an agreement to resell, if any, Target or such Target Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(c)   Target, or Seller on behalf of Target, and each Target Subsidiary maintains insurance in amounts considered by Seller and Target to be reasonable for their respective operations, and such insurance is similar in scope and coverage in all material respects to that maintained by other businesses similarly situated.  None of Seller, Target or any Target Subsidiary has received notice from any insurance carrier that:

(i)   such insurance will be cancelled or that coverage thereunder will be reduced or eliminated; or

(ii)   premium costs with respect to such insurance will be substantially increased;

except to the extent such cancellation, reduction, elimination or increase would not have a Material Adverse Effect.

(d)   Target, or Seller on behalf of Target, and each Target Subsidiary maintains such fidelity bonds, director and officer liability insurance and errors and omissions insurance as may be customary or required under applicable laws or regulations.  Other than as set forth on Seller Disclosure Schedule 2.07(d), there are no pending claims under any such policy and to the Knowledge of Seller, there are no facts that could reasonably be expected to give rise to such a claim.

2.08   Legal Proceedings.  Except as set forth on Seller Disclosure Schedule 2.08, neither Target nor any Target Subsidiary is a party to any, and there are no pending or, to the Knowledge of Seller, threatened, legal, administrative, arbitration or other proceedings, claims, actions, customer complaints, or governmental investigations or regulatory inquiries of any nature:

(a)   against Target or any Target Subsidiary;

(b)   to which the assets of Target or any Target Subsidiary are subject;

(c)   challenging the validity or propriety of any of the Contemplated Transactions; or

(d)   which could materially adversely affect the ability of Target or any Target Subsidiary to perform their respective obligations under this Agreement.

2.09   Compliance with Applicable Law.

(a)   Target and each Target Subsidiary hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under, and have complied in all material respects with, applicable laws, statutes, orders, securities brokerage regulations, or other rules or regulations of any Regulatory Authority relating to them, other than where such failure to hold or such noncompliance will neither result in a limitation in any material respect on the conduct of its businesses nor otherwise have a Material Adverse Effect.

(b)   Target and each Target Subsidiary have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file with any Regulatory Authority, and have filed all other reports and statements required to be filed by them, including without limitation any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state or any Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not have a Material Adverse Effect.

(c)   No Regulatory Authority has initiated any proceeding or, to the Knowledge of Seller, investigation into the business or operations of Target or any Target Subsidiary, except where any such proceedings or investigations will not, individually or in the aggregate, have a Material Adverse Effect, or such proceedings or investigations have been terminated or otherwise resolved.

(d)   Neither Target nor any Target Subsidiary has received any notification or communication from any Regulatory Authority:

(i)   asserting that Target or any Target Subsidiary is not in substantial compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, unless such assertion has been waived, withdrawn or otherwise resolved;

(ii)   threatening to revoke any license, franchise, permit or governmental authorization which is material to Target or any Target Subsidiary;

(iii)   requiring or threatening to require Target or any Target Subsidiary, or indicating that Target or any Target Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting, or purporting to restrict or limit, in any manner the operations of Target or any Target Subsidiary, including without limitation any restriction on the payment of dividends; or

(iv)   directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Target or any Target Subsidiary (any such notice, communication, memorandum, agreement or order described in this sentence herein referred to as a “Regulatory Agreement”);

in each case except as heretofore disclosed to Buyer.

(e)   Except as set forth on Seller Disclosure Schedule 2.09(e), neither Target nor any Target Subsidiary has received, consented to, or entered into any Regulatory Agreement that is still in effect.

(f)   To the Knowledge of Seller, except as set forth on Seller Disclosure Schedule 2.09(f), there is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any Regulatory Agreement which if resolved in a manner adverse to Target or any Target Subsidiary would have a Material Adverse Effect.

(g)   There is no injunction, order, judgment or decree imposed upon Target or any Target Subsidiary or the assets of Target or any Target Subsidiary which has had, or, to the Knowledge of Seller, would have, a Material Adverse Effect.

2.10   ERISA.

(a)   Seller Disclosure Schedule 2.10(a) sets forth a list of all employee pension benefit plans within the meaning of ERISA Section 3(2), profit sharing plans, stock purchase plans, deferred compensation and supplemental income plans, supplemental executive retirement plans, annual incentive plans, group insurance plans, and all other employee welfare benefit plans within the meaning of ERISA Section 3(1) (including vacation pay, sick leave, short-term disability, long-term disability, and medical plans) and all other material employee benefit plans, policies, agreements and arrangements, currently maintained or contributed to for the benefit of the employees or former employees (including retired employees) and any beneficiaries thereof or directors or former directors of Target or any other entity (a “Target ERISA Affiliate”) that, together with Target, is treated as a single employer under IRC Sections 414(b),(c),(m) or (o) (collectively, the “Target Benefit Plans”), together with:

(i)   the most recent actuarial (if any) and financial reports relating to those Target Benefit Plans which constitute “qualified plans” under IRC Section 401(a);

(ii)    the most recent Form 5500 (if any) relating to such Target Benefit Plans filed with the IRS; and

(iii)    the most recent IRS determination letters which pertain to any such Target Benefit Plans.

(b)   Neither Target nor any Target ERISA Affiliate, and no pension plan (within the meaning of ERISA Section 3(2)) maintained or contributed to by Target or any Target ERISA Affiliate, has incurred any liability to the Pension Benefit Guaranty Corporation or to the IRS with respect to any pension plan qualified under IRC Section 401(a), except liabilities to the Pension Benefit Guaranty Corporation pursuant to ERISA Section 4007, all of which have been fully paid, nor has any reportable event under ERISA Section 4043(b) (with respect to which the 30 day notice requirement has not been waived) occurred with respect to any such pension plan.

(c)   Neither Target nor any Target ERISA Affiliate has ever contributed to or otherwise incurred any liability with respect to a multi-employer plan (within the meaning of ERISA Section 3(37)).

(d)   Each Target Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and related documents or agreements and the applicable provisions of all laws, including ERISA and the IRC including, but not limited to, COBRA, HIPAA and any applicable, similar state law and all requisite filings, disclosures and notices required by law have been made or given.

(e)   None of Target, any Target Subsidiary, any Target Benefit Plan or any employee, administrator or agent thereof, is or has been in material violation of any applicable transaction code set rules under HIPAA §§ 1172-1174 or the HIPAA privacy rules under 45 CFR Part 160 and subparts A and E of Part 164.  No penalties have been imposed on Target, any Target Benefit Plan, or any employee, administrator or agent thereof, under HIPAA § 1176 or § 1177.  For purposes of this Agreement, “COBRA” means the provision of Section 4980B of the IRC and the regulations thereunder, and Part 6 of Subtitle B of Title I of ERISA and any regulations thereunder, and “HIPAA” means the provisions of the IRC and ERISA as enacted by the Health Insurance Portability and Accountability Act of 1996.

(f)   There is no existing, or, to the Knowledge of Seller, contemplated, audit of any Target Benefit Plan by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other governmental authority.  In addition, there are no pending or, to the Knowledge of Seller, threatened claims by, on behalf of or with respect to any Target Benefit Plan, or by or on behalf of any individual participant or beneficiary of any Target Benefit Plan, alleging any violation of ERISA or any other applicable laws, or claiming benefits (other than claims for benefits not in dispute and expected to be granted promptly in the ordinary course of business), nor to the Knowledge of Seller, is there any basis for such claim.

(g)   There are no payments and benefits (including the acceleration of any rights or the continuation of any benefits) which will or may be required to be made by Target or Buyer with respect to any employee that will be characterized as an “excess parachute payment,” within the meaning of Section 280G(b)(1) of the IRC.

(h)   None of Target or any of Target Subsidiaries has made any payments with respect to the Target Benefit Plans nor are any of these entities obligated to make any payments that would violate the provisions of Section 409A of the IRC and obligate the recipient of such payments to pay the additional tax detailed at Section 409A(a)(1)(B) of the IRC.

(i)   Target has fully accrued for all obligations under any supplemental executive retirement plans as of the date hereof, and all obligations under such plans shall be fully accrued as of the Closing Date calculated on the basis of Closing occurring during 2010.  Seller Disclosure Schedule 2.10(i) details such accruals for all such plans.

(j)   No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA) has occurred with respect to any Target Benefit Plan which would result in the imposition, directly or indirectly, of an excise tax under Section 4975 of the IRC or a civil penalty under Section 502(i) of ERISA; and, to the Knowledge of Seller, no actions have occurred which could result in the imposition of a penalty under any section or provision of ERISA.

(k)   No Target Benefit Plan has received written notice that an IRS or U.S. Department of Labor examination is pending with respect to such Target Benefit Plan, and to the Knowledge of Seller, no Target Benefit Plan is under any such examination and no Target Benefit Plan has been submitted to a voluntary IRS or U.S. Department of Labor correction program.

2.11   State Takeover Statutes.  No “business combination,” “fair price,” “control transaction,” “control share acquisition,” or other similar antitakeover statute or regulation under state or federal law or provision contained in Target’s certificate of incorporation or bylaws is applicable to the Contemplated Transactions.

2.12   Environmental Matters.

(a)   To the Knowledge of Seller, neither Target nor any Target Subsidiary, nor any property owned or operated by Target or any Target Subsidiary, has been or is in violation of or liable under any Environmental Law, except for such violations or liabilities that, individually or in the aggregate, would not have a Material Adverse Effect.  There are no actions, suits or proceedings, or demands, claims or notices, including without limitation notices, demand letters or requests for information from any Regulatory Authority, instituted or pending, or to the Knowledge of Seller, threatened, or, to the Knowledge of Seller, any investigation pending, relating to the liability of Target or any Target Subsidiary with respect to any property owned or operated by Target or any Target Subsidiary under any Environmental Law, except as to any such actions or other matters which would not result in a Material Adverse Effect.

(b)   To the Knowledge of Seller, no property, now or formerly owned or operated by Target or any Target Subsidiary or on which Target or any Target Subsidiary holds or held a mortgage or other security interest or has foreclosed or taken a deed in lieu of foreclosure, has been listed or proposed for listing on the National Priority List (“NPL”) under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”), is listed on the Comprehensive Environmental Response Compensation and Liabilities Information System (“CERCLIS”), or is listed or proposed to be listed on any state list similar to the NPL or the CERCLIS, or is the subject of federal, state or local enforcement actions or other investigations which may lead to claims against Target or any Target Subsidiary for response costs, remedial work, investigation, damage to natural resources or for personal injury or property damage related to a violation of Environmental Law, including, but not limited to, claims under CERCLA, which would have a Material Adverse Effect.

(c)   Neither Seller nor Target has obtained any environmental audits for any real property owned by Target.

2.13   Business of Target.  Since March 31, 2010, neither Target nor any Target Subsidiary has, in any material respect:

(a)   increased the wages, salaries, compensation, pension or other employee benefits payable to any executive officer, employee or director, except as is permitted in Section 5.01(d) of this Agreement;

(b)   eliminated employee benefits;

(c)   deferred routine maintenance of real property or leased premises;

(d)   eliminated a reserve where the liability related to such reserve has remained;

(e)   failed to depreciate capital assets in accordance with past practice or to eliminate capital assets which are no longer used in its business; or

(f)   had an extraordinary reduction or deferral of ordinary or necessary expenses.

2.14   Related Party Transactions.

(a)   Except as set forth on Seller Disclosure Schedule 2.14(a), neither Target nor any Target Subsidiary is a party to any transaction (including any loan or other credit accommodation but excluding deposits in the ordinary course of business) with any Affiliate of Target or any Target Subsidiary.

(b)   No loan or credit accommodation to any Target Affiliate is presently in default or, during the three-year period prior to the date of this Agreement, has been in material default or has been restructured, modified or extended in any manner which would have a Material Adverse Effect.  To the Knowledge of Seller, the principal and interest with respect to any such loan or other credit accommodation will be paid when due and the loan grade classification accorded such loan or credit accommodation is appropriate.

2.15   Loans and Receivables.

(a)   All loans reflected as assets in the Target Financials are evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct, and to the extent secured, are secured by valid liens and security interests which have been perfected, excluding loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect.  All receivables for trust account fees or other similar fees shown on the Target Financials were generated in the ordinary course of business consistent with past practice.

2.16   Allowance for Loan Losses.  The allowance for loan losses shown, and to be shown, on the balance sheets contained in the Target Financials have been, and will be, established in accordance with accounting principles generally accepted in the United States and all applicable regulatory criteria.

2.17   “Well Capitalized”.  Target is “well capitalized” within the meaning of the FDIC’s regulations.

2.18   Internal Controls.

(a)   Target and each Target Subsidiary has (i) designed disclosure controls and procedures to ensure that material information relating to Target and each Target Subsidiary is made known to its principal executive officer and principal financial officer; and (ii) designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(b)   To the Knowledge of Seller, neither Target nor any Target Subsidiary has any  significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Target’s or any Target Subsidiary’s ability to record, process, summarize and report financial information.  To the Knowledge of Seller, since January 4, 2008, neither Target nor any Target Subsidiary has suffered any fraud, whether or not material, that involved a person who was at the time of the fraud either management of Target or any Target Subsidiary, or any employee thereof who had a significant role in internal control over financial reporting.

(c)   Seller Disclosure Schedule 2.18(c) sets forth, as of the date hereof, a schedule of all officers and directors of Target or any Target Subsidiary who may have outstanding loans from Target or any Target Subsidiary, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

2.19   Bank Examinations.  Neither Target nor any Target Subsidiary has been advised by any bank examiner, consultant or auditor as to any matter which that person believes is a material violation of any law, statute, order, rule or regulation applicable to the business of Target or any Target Subsidiary or that could have a Material Adverse Effect on Target or any Target Subsidiary which is not disclosed in Seller Disclosure Schedule 2.19.

2.20   Sweep System.  Target has in place written policies and procedures intended to insure that funds held awaiting investment or distribution are not held uninvested or undistributed any longer than is reasonable for the proper management of each of its fiduciary; estate or trust accounts (the “fiduciary accounts”).  In particular, unless the governing instrument or a party empowered to direct investments has provided otherwise, both income cash and principal cash in all fiduciary accounts are made productive when they become available funds (the “sweep system”).  This sweep system is suitable and sufficient for the present business of Target and Target is not aware of any deficiencies in its sweep system.  Target has not received any adverse comments from bank examiners and has not been surcharged by any court in connection with its presently existing sweep system.

2.21   Quality of Representations.  No representation or warranty of Seller in this Agreement and no statement in the Seller Disclosure Schedules (including any notices provided pursuant to Section 5.08) omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

2.22   Fiduciary/Trust Accounts.  Target and each of the Target Subsidiaries have properly administered all accounts for which it acts as a fiduciary or trustee, including accounts for which they serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of their governing documents and applicable state, federal and foreign law.  Neither Target nor any of the Target Subsidiaries, or any of their respective directors, officers, or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary, trust or similar account, and the accountings for each such fiduciary, trust or similar account are true and correct and accurately reflect the assets and results of such fiduciary, trust or similar account.  With respect to any services which Target or any Target Subsidiary may provide as a record-keeper, administrator, custodian, fiduciary, trustee or otherwise for any plan, program, or arrangement subject to ERISA (other than any Target Benefit Plan), to the Knowledge of Seller, none of Target or any Target Subsidiary:

(a)   has correctly computed all contributions, payments or other amounts for which it is responsible;

(b)   has not engaged in any prohibited transactions (as defined in ERISA Section 406 for which an exemption does not exist);

(c)   has not breached any duty imposed by ERISA; and

(d)   has not otherwise incurred any liability to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation, or to any beneficiary, fiduciary or sponsor of any ERISA plan in the performance (or non-performance) of services.

2.23   Names and Trademarks.  Target and each Target Subsidiary has the right to use the names, internet website addresses, email addresses, service-marks, trademarks and other intellectual property currently used by it in the conduct of its businesses.  To the Knowledge of Seller, no other person or entity has the right to use such names, internet website addresses, email addresses, service-marks or trademarks.  Each of such names, service-marks, trademarks and other intellectual property has been previously disclosed to representatives of Buyer.  Further, neither Seller nor Target has been informed that it is operating in violation of any software license agreement and, to best Knowledge of Seller, no reasonable basis exists for any such claim.

2.24   CRA Compliance.  Target is in material compliance with the applicable provisions of the CRA, and, as of the date hereof, Target has received a CRA rating of “satisfactory” or better from the FDIC.  To the Knowledge of Seller, there is no fact or circumstance of set of facts or circumstances which would cause Target to fail to comply with such provisions in a manner which would have a Material Adverse Effect.

2.25   Certain Restrictions on Operations.  There are no restrictions under any agreement or understanding with any present or former officer, director or employee of Target or any Target Subsidiary that would restrict in any manner the ability of Buyer to operate Target or any Target Subsidiary in the ordinary course of business, consistent with past practice or, to the Knowledge of Seller, to merge or consolidate Target or any Target Subsidiary with Buyer or any Buyer Subsidiary at or after the Closing Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO SELLER

Seller hereby represents and warrants to Buyer that the statements contained in this Article III are true and correct, except as set forth in the Seller Disclosure Schedules numbered to correspond to the Section of this Article III to which such exception relates.

3.01   Organization.  Seller is a corporation duly organized and validly existing under the laws of the Commonwealth of Pennsylvania.  Seller has the corporate power and authority to carry on its business and operations as they are now being conducted and to own and operate the properties and assets now owned and being operated by it.  Seller is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

3.02   Authority; No Violation.

(a)   Seller has full corporate power and authority to execute and deliver this Agreement and, except for the receipt of all required approvals from Regulatory Authorities identified on Schedule 6.02(c), to consummate the Contemplated Transactions.  This Agreement has been duly authorized by the board of directors of Seller and no other corporate action on the part of Seller or Target is required to execute and deliver this Agreement and to consummate the Contemplated Transactions.  This Agreement constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)   The execution and delivery of this Agreement by Seller and performance of the Contemplated Transactions (subject to receipt of approvals of the Regulatory Authorities identified on Schedule 6.02(c) and Seller’s compliance with any conditions contained therein) does not and will not:

(i)   conflict with or result in a breach of any provision of the articles of incorporation or bylaws of Seller;

(ii)   violate any statute, rule, regulation, judgment, order, writ, decree or injunction applicable to Seller or its properties or assets; or

(iii)   except as described on Seller Disclosure Schedule 3.02(b), violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, or acceleration of, the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Seller, Target or any Target Subsidiaries under any of the terms or conditions of any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument or obligation to which Seller, Target or any Target Subsidiary is a party, or by which it or any of Seller’s, Target’s or any Target Subsidiary’s properties or assets may be bound or affected, excluding from clause (iii) hereof, any items which, in the aggregate, would not have a Material Adverse Effect.

3.03   Target Shares.  Seller is the sole record and beneficial owner of the Stock, free and clear of any restrictions on transfer (other than any restrictions set forth by any Regulatory Authority, which are not applicable to the Contemplated Transactions), liens, encumbrances and claims of others whatsoever.  Seller is not a party to any option, warrant, purchase right, or other contract or commitment (other than this Agreement) that could require Seller to sell, transfer, or otherwise dispose of any of the Stock.  Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of the Stock.  The consummation of the transactions contemplated hereby will convey to Buyer good and valid title to the Stock, free and clear of all liens and encumbrances, and upon consummation of the transactions contemplated hereby, no person or entity, other than Buyer, shall own any security, or have any right to acquire any security, of Target.

3.04   Consents.  Except for any consents, approvals, filings and registrations with any Regulatory Authorities identified on Schedule 6.02(c), no consents or approvals of, or filings or registrations with, any public body or authority or any third party are necessary on the part of Seller, and to the Knowledge of Seller, no fact, circumstance or event has occurred which would make any such consent, approval, filing or registration reasonably likely to be necessary in connection with the execution and delivery of this Agreement by Seller or the consummation of the Contemplated Transactions.

3.05   Legal Proceedings.  Seller is not a party to any, and there are no pending or, to the Knowledge of Seller, threatened, legal, administrative, arbitration or other proceedings, claims, actions, customer complaints, or governmental investigations or regulatory inquiries of any nature:

(a)   challenging the validity or propriety of any of the Contemplated Transactions; or

(b)   which could materially adversely affect the ability of Seller to perform its obligations under this Agreement.

3.06   Brokers and Finders.  None of Seller, Target, any Target Subsidiary, or any of their respective officers, directors, employees, independent contractors or agents, has employed any broker, finder, investment banker or financial advisor, or incurred any liability for any fees or commissions to any such person, in connection with this Agreement or the Contemplated Transactions, except for Boenning & Scattergood, Inc.

3.07   Regulatory Approvals.  To the Knowledge of Seller, Seller has not taken or agreed to take any action and there are no facts or circumstances or sets of facts or circumstances that would be reasonably expected to materially impede or delay receipt of any Consent of any Regulatory Authority listed in Section 6.02(c) hereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO BUYER

Buyer hereby represents and warrants to Seller that the statements contained in this Article IV are true and correct, except as set forth in the Buyer Disclosure Schedules numbered to correspond to the Section of this Article IV to which such exception relates.

4.01   Organization.

(a)   Buyer is a corporation duly organized and validly existing under the laws of the state of Delaware.  Buyer has the corporate power and authority to carry on its business and operations as they are now being conducted and to own and operate the properties and assets now owned and being operated by it.  Buyer is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

(b)   The deposits of Buyer are insured by the Deposit Insurance Fund of the FDIC to the extent provided in the Federal Deposit Insurance Act.

4.02   Authority; No Violation.

(a)   Buyer has full corporate power and authority to execute and deliver this Agreement and, except for the receipt of all required approvals from Regulatory Authorities identified on Schedule 6.01(c), to consummate the Contemplated Transactions.  This Agreement constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)   The execution and delivery of this Agreement by Buyer and performance of the Contemplated Transactions (subject to receipt of approvals of the Regulatory Authorities identified on Schedule 6.01(c) and Buyer’s compliance with any conditions contained therein) does not and will not:

(i)   conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of Buyer;

(ii)   violate any statute, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or its properties or assets; or

(iii)   except as described on Buyer Disclosure Schedule 4.02(b), violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, or acceleration of, the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Buyer under any of the terms or conditions of any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument or obligation to which Buyer is a party, or by which it or any of Buyer’s properties or assets may be bound or affected, excluding from clauses (ii) and (iii) hereof, any items which, in the aggregate, would not have a Material Adverse Effect.

4.03   Consents.  Except for any consents, approvals, filings and registrations with any Regulatory Authorities identified on Schedule 6.01(c), or as otherwise listed on Buyer Disclosure Schedule 4.03, no consents or approvals of, or filings or registrations with, any public body or authority or any third party are necessary on the part of Buyer, and to the Knowledge of Buyer, no fact, circumstance or event has occurred which would make any such consent, approval, filing or registration reasonably likely to be necessary, in connection with the execution and delivery of this Agreement by Buyer or the consummation of the Contemplated Transactions.

4.04   Brokers and Finders.  Neither Buyer nor any of its officers, directors, employees, independent contractors or agents, has employed any broker, finder, investment banker or financial advisor, or incurred any liability for any fees or commissions to any such person, in connection with this Agreement or the Contemplated Transactions, other than Sandler, O’Neill + Partners, L.P.

4.05   Legal Proceedings.  Buyer is not a party to any, and there are no pending or, to the Knowledge of Buyer, threatened, legal, administrative, arbitration or other proceedings, claims, actions, customer complaints, or governmental investigations or regulatory inquiries of any nature:

(a)   challenging the validity or propriety of any of the Contemplated Transactions; or

(b)   which could materially adversely affect the ability of Buyer to perform its obligations under this Agreement.

4.06   Regulatory Approvals.  To the Knowledge of Buyer, Buyer has not taken or agreed to take any action and there are no facts or circumstances or sets of facts or circumstances that would be reasonably expected to materially impede or delay receipt of any Consent of any Regulatory Authority listed in Section 6.01(c) hereof.

4.07   Buyer Financing.  Buyer and/or WSFS Bank currently has, and at the Closing Date, Buyer will have, available cash and/or cash equivalents sufficient to pay the amounts required to be paid to Buyer pursuant to this Agreement, upon consummation of the Contemplated Transactions.

ARTICLE V

COVENANTS OF THE PARTIES

5.01   Conduct of Target’s Business.  Between the date of this Agreement and the Closing Date, Seller shall cause Target to, in all material respects, conduct its businesses and engage in transactions only in the ordinary course and consistent with past practice, except as otherwise required or contemplated by this Agreement or with the written consent of Buyer.  Seller shall cause Target and Target Subsidiaries to use its reasonable good faith efforts to preserve their respective business organizations intact, maintain good relationships with employees, and preserve the good will of customers of Target or the Target Subsidiaries and others with whom business relationships exist, provided that non-customer contact job vacancies that occur prior to the Closing Date through attrition shall not be filled or any new employees hired, in each case without the prior written consent of Buyer, such consent not to be unreasonably withheld.  For the purpose of obtaining the consent described in the preceding sentence, Seller shall provide notice to Buyer’s Director of Human Resources of any desired filling of a vacancy of a list of positions previously provided to Buyer, and Buyer shall be deemed to have given its consent unless Seller is notified in writing otherwise within six (6) business days of Buyer’s receipt of Seller’s notice.  Seller shall have the right to cause Target replace customer contact employees of Target in the ordinary course of business consistent with past practice.  Except as set forth in Schedule 5.01, between the date of this Agreement and the Closing Date, except as otherwise required or permitted by this Agreement or consented to in writing by Buyer (such consent shall not be unreasonably withheld), Seller shall cause Target and Target Subsidiaries not to:

(a)   change any provision of its certificate of incorporation, certificate of formation or other charter document or the operating agreement or bylaws;

(b)   change the number of authorized or issued shares of its capital stock; repurchase any shares of capital stock; or issue or grant any option, warrant, call, commitment, subscription, right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of capital stock; declare, set aside or pay any dividend or other distribution or transfer in respect of capital stock other than in connection with the consummation of the Asset Transfer Transactions; or redeem or otherwise acquire any shares of the Stock; except that, any Target Subsidiary may pay dividends to Target to the extent permitted by applicable regulatory restrictions.

(c)   grant any severance or termination pay, other than pursuant to policies or agreements of Target or any Target Subsidiary in effect on the date hereof as set forth in Seller Disclosure Schedule 5.01(c), to, or enter into or amend any employment, consulting, severance, “change-in-control” or termination contract or arrangement with, any officer, director, employee, independent contractor, agent or other person associated with Target or any Target Subsidiary;

(d)   grant job promotions or increase the rate of compensation of, or pay any bonus to, any director, officer, employee, independent contractor, agent or other person associated with Target or any Target Subsidiary, except for:

(i)   routine periodic pay increases, selective merit pay increases and pay-raises in connection with promotions, all in accordance with past practice; and

(ii)   annual bonuses that have been accrued on the most recent balance sheet included in Target Financial Statements prior to the date of such payment and payable in the ordinary course, consistent with past practice, to persons designated by Target and approved by Buyer (such approval not to be unreasonably withheld); and

(e)   merge or consolidate with any other entity; sell or lease all or any substantial portion of its assets or businesses; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization; enter into a purchase and assumption transaction with respect to deposits, loans or liabilities; relocate or surrender its certificate of authority to maintain, or file an application for the relocation of, any existing office; file an application for a certificate of authority to establish a new office; change the status of any office as to its supervisory jurisdiction; or fail to maintain and enforce in any material respect its code of ethics and applicable compliance procedures;

(f)   sell or otherwise dispose of any material asset, other than in the ordinary course of business, consistent with past practice; subject any asset to a lien, pledge, security interest or other encumbrance, other than in the ordinary course of business consistent with past practice and other than the Transferred Assets in connection with the consummation of the Asset Transfer Transactions; modify in any material manner the manner in which it has heretofore conducted its business or enter into any new line of business; incur any indebtedness for borrowed money, except in the ordinary course of business, consistent with past practice;

(g)   take any action which would result in any of the conditions set forth in Article VI hereof not being satisfied;

(h)   change any method, practice or principle of accounting, except as required by changes concurred in by its independent certified public accountants; or change any assumption underlying, or any method of calculation of, depreciation of any type of asset or establishment of any reserve;

(i)   other than with respect to any Transferred Assets, waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material agreement to which it is a party;

(j)   implement any pension, retirement, profit-sharing, bonus, welfare benefit or similar plan or arrangement that was not in effect on the date of this Agreement, or amend any existing plan or arrangement except as required by law;

(k)   amend or otherwise modify its underwriting and other lending guidelines and policies in effect as of the date hereof or otherwise fail to conduct its lending activities in the ordinary course of business consistent with past practice, other than as required by law, regulation or Regulatory Authorities;

(l)   enter into, renew, extend or modify any other transaction with any Affiliate, other than deposit and loan transactions in the ordinary course of business and which are in compliance with the requirements of applicable laws and regulations;

(m)   enter into any Life Insurance Trust, interest rate swap, floor or cap or similar commitment, agreement or arrangement;

(n)   take any action that would give rise to a right of payment to any individual under any employment agreement, except (i) in the ordinary course of business consistent with past practice, (ii) for the execution of this Agreement, or (iii) as set forth in Seller Disclosure Schedule 5.01(n);

(o)   purchase any security, other than U.S. Government, government agency or government sponsored entity securities, for its investment portfolio (i) rated less than “AAA” by either Standard & Poor’s Corporation or Moody’s Investor Services, Inc., or (ii) with a remaining maturity more than five (5) years;

(p)   make any capital expenditure of $25,000 or more; or undertake or enter into any lease, contract or other commitment for its account involving an unbudgeted capital expenditure by Target or any Target Subsidiary of more than $25,000, or extending beyond twelve (12) months from the date hereof;

(q)   make any construction or real estate loan in an amount in excess of $500,000, or make any loan in an amount in excess of $3,000,000; or

(r)   enter into an agreement to do any of the foregoing.

5.02   Asset Transfer Transactions.  As soon as practicable after the date hereof, but in no event more than 15 days after the date hereof Seller will cause Target to contribute or otherwise transfer to Christiana OREO, LLC all of the Transferred Assets and all right, title and interests related thereto.  Immediately prior to Closing, Seller will (i) cause Target to distribute or otherwise transfer to Seller or its Affiliates all of Target’s equity interests in Christiana OREO, LLC and (ii) simultaneously with such distribution or other transfer, Seller will transfer $3,525,000, in cash, to Target.  At Buyer’s option and upon its request, at Closing Seller will purchase from Target receivables for trust account fees or similar fees reflected on the books and records of Target that are more than 90 days past due and payable as of the Closing Date.  The transactions referred to in the preceding three sentences of this Section 5.02 shall be referred to collectively herein as the “Asset Transfer Transactions.”

5.03   Access.  Between the date of this Agreement and the Closing Date, Seller shall cause Target to afford to Buyer and its authorized agents and representatives, reasonable access to Target’s and each of the Target Subsidiary’s businesses, properties, assets, books and records and personnel, at reasonable hours and after reasonable notice; and Seller shall cause Target to furnish Buyer and its authorized agents and representatives, with such financial and operating data and other information with respect to Target and each Target Subsidiary’s businesses, properties, assets, books and records and personnel as Buyer shall from time to time reasonably request.

5.04   Confidentiality.

(a)   Each Party agrees that it, and its authorized agents and representatives, will conduct such investigation and discussions hereunder in a confidential manner and otherwise in a manner so as not to interfere unreasonably with the other Party’s normal operations and customer and employee relationships. No Party, nor any of their respective Affiliates, shall be required to provide access to or disclose information where such access or disclosure would violate or prejudice the rights of customers, jeopardize attorney-client privilege or similar privilege with respect to such information or contravene any law, rule, regulation, decree, order, fiduciary duty or agreement entered into prior to the date hereof.

(b)   All information provided by and shared between the Parties in connection with the Contemplated Transactions, whether prior to the date of this Agreement or subsequent hereto, shall be held in confidence to the extent required by, and in accordance with, the Confidentiality Agreement.

5.05   Regulatory Matters.  Between the date of this Agreement and the Closing Date:

(a)   As soon as practicable after the date hereof, but in no event more than 30 days after the date hereof, Buyer shall prepare all Applications and make all filings for all necessary permits, consents, approvals, waivers and authorizations of all Regulatory Authorities identified on Schedule 6.01(c) or as are otherwise necessary or advisable to consummate the Contemplated Transactions.  Buyer shall thereafter use its best efforts to obtain, as promptly as practicable, all such necessary permits, consents, approvals, waivers and authorizations of all Regulatory Authorities identified on Schedule 6.01(c) or as are otherwise necessary or advisable to consummate the Contemplated Transactions.  Buyer shall, subject to applicable law, (i) permit counsel for Seller to review in advance, and consider in good faith the views of Seller in connection with, any proposed written communication to any Regulatory Authority in connection with the transactions contemplated hereby, and (ii) provide counsel for Seller with copies of all filings made by Buyer, and all material correspondence between such party (and Buyer’s advisors) with any Regulatory Authority and any other information supplied by Buyer and Buyer’s Affiliates to a Regulatory Authority or received from such a Regulatory Authority in connection with the transactions contemplated hereby.  Buyer will use its best efforts to keep Seller apprised of all applications and developments related thereto, and, where reasonably practicable under the circumstances, give Seller reasonable advance notice of, and, at the sole option of Buyer, invite Seller (and give due consideration in good faith to any reasonable request of Seller) to participate in, any meetings or discussions held with any Regulatory Authority; provided that such participation is not restricted by such Regulatory Authority.  Except as may be required by law, Buyer further covenants and agrees not to extend any waiting period associated with any Consent or enter into any agreement with any Regulatory Authority not to consummate the Contemplated Transactions, except, subject to applicable law, with the prior written consent of Seller.

(b)   Seller shall, and shall cause Target to, prepare all Applications and the making of all filings for, and shall use its best efforts to obtain, as promptly as practicable, all necessary permits, consents, approvals, waivers and authorizations of all Regulatory Authorities identified on Schedule 6.02(c) or as are otherwise necessary or advisable to consummate the Contemplated Transactions.  Seller shall, and shall cause Target to, subject to applicable law, (i) permit counsel for Buyer to review in advance, and consider in good faith the views of Buyer in connection with, any proposed written communication to any Regulatory Authority in connection with the transactions contemplated hereby, and (ii) provide counsel for Buyer with copies of all filings made by Seller, and all material correspondence between such party (and Seller’s advisors) with any Regulatory Authority and any other information supplied by Seller and Seller’s Affiliates to a Regulatory Authority or received from such a Regulatory Authority in connection with the transactions contemplated hereby.  Seller will use its best efforts to keep Buyer apprised of all applications and developments related thereto, and, where reasonably practicable under the circumstances, give Buyer reasonable advance notice of, and, at the sole option of Seller, invite Buyer (and give due consideration in good faith to any reasonable request of Buyer) to participate in, any meetings or discussions held with any Regulatory Authority; provided that such participation is not restricted by such Regulatory Authority.

(c)   Seller shall, and shall cause Target to, promptly furnish Buyer with copies of written communications to, or received by any of them from, any Regulatory Authority in respect of the Contemplated Transactions.

(d)   The Parties shall cooperate with each other in the foregoing matters and shall furnish all information concerning themselves as may be necessary or advisable in connection with any Application or filing made by or on behalf of such party to or with any Regulatory Authority in connection with the Contemplated Transactions, and in each such case, such information shall be accurate and complete in all material respects.  In connection therewith, the Parties shall use their reasonable good faith efforts to provide each other certificates, certifications from accountants and other documents as may be reasonably requested.

5.06   Taking of Necessary Actions.  Between the date of this Agreement and the Closing Date, in addition to the specific agreements contained herein, each Party shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Contemplated Transactions including, if necessary, (i) appealing any adverse ruling in respect of any Application and (ii) providing reasonable cooperation in any required tax reporting.

5.07   No Solicitation.  Seller shall not, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to:

(a)   initiate, solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes any Acquisition Proposal (as defined herein);

(b)   enter into or maintain or continue discussions or negotiate with any person in furtherance of an Acquisition Proposal; or

(c)   agree to or endorse any Acquisition Proposal.

As used herein, the term “Acquisition Proposal” means a bona fide proposal (including a written communication that is or becomes the subject of public disclosure) for: (A) any acquisition of all or substantially all the assets or liabilities of Target, any Target Subsidiary, or any other business combination involving Target or any Target Subsidiary; or (B) a transaction involving the transfer of beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 10% or more of the then outstanding shares of the Stock or the then outstanding shares of capital stock of any Target Subsidiary except with respect to the Asset Transfer Transactions.

5.08   Update of Disclosure Schedules.  Between the date of this Agreement and the Closing Date, each Party shall update their respective Disclosure Schedules as promptly as practicable after the occurrence of any event which, if such event had occurred prior to the date hereof, would have been disclosed on such schedule.

5.09   [Intentionally Omitted].

5.10   Public Announcements.  Buyer and Seller shall agree upon the form and substance of any press release related to this Agreement and the Contemplated Transactions, but nothing contained herein shall prohibit any Party, following notification to the other Parties, from making any disclosure which its counsel deems necessary under applicable law.

5.11   Maintenance of Insurance.  Seller shall cause Target to maintain insurance in such amounts as reasonably necessary to cover such risks as are customary in relation to the character and location of its properties and the nature of its business.

5.12   Maintenance of Books and Records.  Seller shall cause Target to maintain books of account and records on a basis consistent with past practice.

5.13   Taxes.

(a)   All tax-sharing agreements or similar agreements with respect to or involving Target and the Target Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, Target and the Target Subsidiaries shall not be bound thereby or have any liability thereunder.

(b)   Seller shall include the income of Target and the Target Subsidiaries (including any deferred items triggered into income by Treasury Regulation Section §1.1502-13 and any excess loss account taken into income under Treasury Regulation §1.1502-19) on Seller's consolidated federal income tax returns for all periods through the Closing Date and pay any federal income taxes attributable to such income.  For all taxable periods ending on or before the Closing Date, Seller shall cause Target and the Target Subsidiaries to join in Seller's consolidated federal income tax return and, in jurisdictions requiring separate reporting from Seller, to file separate company state and local income tax returns. All such tax returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable law.  Buyer shall cause Target and the Target Subsidiaries to furnish information to Seller as reasonably requested by Seller to allow Seller to satisfy its obligations under this Section 5.13(b) in accordance with past custom and practice.  The income of Target and Target Subsidiaries shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of Target and Target Subsidiaries as of the Closing Date.  Target and the Target Subsidiaries and Buyer shall consult and cooperate with Seller as to any elections to be made on returns of Target and the Target Subsidiaries for periods ending on or before the Closing Date.  Buyer shall cause Target and the Target Subsidiaries to file income tax returns or shall include Target and the Target Subsidiaries in its combined or consolidated income tax returns, for all periods other than periods ending on or before the Closing Date.

(c)   Seller shall not settle any audits of a Seller consolidated federal tax return to the extent that such return relates to Target and Target Subsidiaries in a manner that would adversely affect Target or any Target Subsidiary after the Closing Date without the prior written consent of Buyer, which consent shall not be unreasonably withheld or unless such settlement would be reasonable in the case of a person that owned Target and Target Subsidiaries both before and after the Closing Date.

(d)   Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of tax returns pursuant to Section 5.13(b) and any audit, litigation or other proceeding with respect to taxes. Such cooperation shall include the retention and (upon the other Party's request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Target and the Target Subsidiaries and Seller agree (A) to retain all books and records with respect to tax matters pertinent to Target and the Target Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, Target and its Subsidiaries or Sellers, as the case may be, shall allow the other Party to take possession of such books and records.  Buyer and Seller further agree, upon request, to use their best efforts to obtain any certificate or other document from any governmental authority or any other person as may be necessary to mitigate, reduce or eliminate any tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

5.14   Employees of Target and Target Subsidiaries.

(a)   Employees, Severance Policy.

(i)  Subject to Buyer’s usual personnel and qualification policies, Buyer will, prior to or as soon as practicable after the Closing Date, inform each Target and Target Subsidiary employee of the likelihood of such employee having continued employment with Buyer following the Closing and Buyer will permit any Target and Target Subsidiary employee to apply for any employment position posted as available with Buyer or an Affiliate of Buyer.  Buyer will make severance payments to any terminated employee as set forth in this Section 5.14(a).

(ii)  Subject to the minimum and maximum benefits as disclosed on Buyer Disclosure Schedule 5.14(a)(ii), Buyer will grant an eligible employee its standard severance pay (at his or her then current pay rate) for each year of an employee’s service with Target or any Target Subsidiary prior to the employment termination date.

(iii)  All employees of Target or of any Target Subsidiary on the Closing Date will be eligible for severance benefits set forth in this Section 5.14, in the event of their termination other than for cause, except that no employee of Target or of any Target Subsidiary who shall receive any payment or benefit pursuant to any “change in control” agreement or similar plan or right shall be eligible for any severance benefits; and

(iv)  Each person eligible for severance benefits will remain eligible for such benefits if his or her employment is terminated by Buyer, other than for “cause”, within twelve months after the Closing Date.  Any person whose employment with Buyer or an Affiliate of Buyer is terminated without “cause” after twelve months from the Closing Date shall receive such severance benefit from Buyer or its Affiliates as is provided for in Buyer’s general severance policy for such terminations to the extent any such policy is in existence at the time of termination (with full credit being given for each completed year of service with Target or any Target Subsidiary in addition to the years of service with Buyer or its Affiliates).

(v)  For purposes of this Section 5.14, “cause” means the employer’s good faith reasonable belief that the employee (1) committed fraud, theft or embezzlement; (2) falsified corporate records; (3) disseminated confidential information concerning customers, Buyer, any Affiliate of Buyer or any of its or their employees in violation of any applicable confidentiality agreement or policy; (4) had documented unsatisfactory job performance under Buyer’s dismissal policy; or (5) violated Buyer’s Code of Conduct.  The foregoing definition of “cause” is the definition of “cause” used by Buyer and its Affiliates in the ordinary course of its business.

(b)   Employee Benefits.

(i)  As of the Closing Date, each employee of Target or of any Target Subsidiary who becomes an employee of Buyer or an Affiliate of Buyer shall be entitled to full credit for each year of service with Target or a Target Subsidiary for purposes of determining eligibility for participation, including, but not limited to, applicability of minimum waiting periods, and vesting, but not benefit accrual for periods of prior service, in Buyer’s, or as appropriate, in a Affiliate of Buyer’s, employee benefit plans, programs and policies.  Buyer shall use the original date of hire by Target or a Target Subsidiary in making these determinations.

(ii)  The employee benefits provided to former employees of Target or a Target Subsidiary after the Closing Date shall be reasonably equivalent in the aggregate to the employee benefits provided by Buyer or its Affiliates to their similarly situated employees.  The medical, dental and life insurance plans, programs or policies, if any, that become applicable to former employees of Target or any Target Subsidiary shall not contain any exclusion or limitation with respect to any pre-existing condition of any such employees or their dependents to the extent that such individuals were covered for such matters under the Target or Target Subsidiary plans  as of the Closing Date and any calendar year deductibles or out-of-pocket expenses (with respect to the calendar year of the Closing Date), paid under any Target Benefit Plans shall be credited towards deductibles and out-of-pocket expenses (or reimbursed directly to the employee) under applicable plans of Buyer for such calendar year upon delivery of appropriate documentation.

5.15   Substitute Guarantees and Agreements.  Buyer shall use reasonable best efforts to obtain the full release of the obligations of Seller or any of its Affiliates under any of the agreements, contracts or instruments listed in Seller Disclosure Schedule 5.15, including, without limitation, by Buyer's execution and delivery of substitute guarantees and other agreements.

5.16   Non-Solicitation and No-Competition.

(a)   During the period beginning on the Closing Date and ending on the date which is the second (2nd) anniversary of the Closing Date (the “Term”), neither Seller nor its Affiliates (other than Target and Target Subsidiaries), shall directly or indirectly solicit Bank Deposits (as hereinafter defined) or lending relationships intentionally from any retail or business customers of Target who are customers of Target as of the Closing Date or who were customers of Target during the three (3) years immediately prior to the Closing Date.  As used in this Section 5.16, “Bank Deposits” means demand deposits, time deposits and certificates of deposit insured by the FDIC and “Restricted Area” means the State of Delaware.  Seller agrees that during the Term, neither Seller nor its Affiliates (other than Target or Target Subsidiaries), shall directly or indirectly solicit retail customers and business customers for non-deposit investment products or custodial or trust services products from such parties residing or doing business in the Restricted Area.

(b)   During the Term, Seller shall not: (i) within the Restricted Area, open any new retail banking branch office or loan production office, or purchase any retail banking branch office or loan production office from a third party, or acquire any depository institution which operates branches in the Restricted Area as of Closing Date, (ii) solicit Target or Target Subsidiary’s existing custodial or trust services clients or referral sources for such custodial or trust services clients, without regard to the geographic location of such clients or referral sources, or (iii) apply, or allow its Subsidiaries to apply to establish a trust company in the States of Delaware, Nevada, New Hampshire, Alaska or South Dakota in order to pursue business in the areas of custodial and trust services that is competitive with such business performed by Target or Target Subsidiaries.

(c)   Notwithstanding the foregoing, the provisions of Section 5.16(a) shall not apply to any retail customers or business customers of National Penn Bank, National Penn Investors Trust Company or of National Penn Wealth Management, N.A. and the provisions of Section 5.16(b) shall not apply to Seller or its successors or assigns if Seller or an Affiliate of Seller (a) is acquired in a merger, stock or asset sale transaction with a third-party, or (b) acquires another bank, thrift or financial institution not headquartered in the State of Delaware by merger, stock or asset sale transaction.  For the avoidance of doubt, nothing in Section 5.16(a) or (b) shall prohibit advertisements or solicitations of a general nature in the Restricted Area or elsewhere.

(d)   During the Term, Seller shall not solicit for employment any then current employee of Target or Target Subsidiary.  This restriction shall not apply to employment advertisements of a general nature or to the solicitation of any employees of Target or Target Subsidiaries that the Buyer does not to retain for employment after the Closing Date or whose employment with Target or Target Subsidiaries is terminated at any point thereafter.

5.17   Employee Training.  Seller shall, and shall cause Target and Target Subsidiaries to, permit Buyer to train the employees of Target and the Target Subsidiaries during the 60 day period prior to Closing with regard to Buyer’s operations, policies and procedures at Buyer’s sole cost and expense.  Such training by the Buyer may take place at the offices of the Target or Target Subsidiaries outside of normal business hours, or during business hours upon 5 business days prior notice to the Seller, Target and Target Subsidiaries, and provided that such training does not interfere with such office operations.  Buyer shall reimburse Target and Target Subsidiaries for such additional payroll costs associated with such employee training.

5.18   Data Processing Conversion.  Seller and Buyer will, and Seller will cause Target and Target Subsidiaries to, cooperate on the timing and method for converting the data processing requirements (including BSA) of Target to the data processing system of Buyer in conjunction with the Closing Date.  At the option and upon request of Buyer, Seller will provide ongoing data processing and operational services and support (including AML, HMDA, OFAC/FinCen and other regulatory compliance and/or reporting) for Target on an interim basis after the Closing Date for a period not to exceed 30 days, except that, with respect to conversion solely related to the banking business of Target, if such conversion cannot be scheduled within such 30-day period, then such period shall be extended for up to an additional 90-day period to allow for the scheduling of such conversion, at a cost equal to that which Seller charges Target for intercompany services as of the date hereof and which represents Seller’s direct costs associated with providing such services.

5.19   Audit.  Seller will, and will cause Target and the Target Subsidiaries to permit Buyer to conduct an on-site audit of all collateral and custodial files to ensure that all collateral or other items of value for which any of Target or the Target Subsidiaries serve as trustee or custodian are present and accounted.  Buyer will conduct a preliminary audit at least 30 days prior to the planned Closing Date and will conduct a final audit on the Closing Date.

5.20   Section 338(h)(10) Election.  The Parties shall join in making an election under Section 338(h)(10) of the IRC (and any corresponding election under state, local, and non-US tax law) with respect to the purchase and sale of the Stock (collectively, the “Section 338(h)(10) Election”).  The following provisions shall apply with respect to the Section 338(h)(10) Election:

(a)   Buyer will prepare, execute and timely file all necessary agreements and documents (including, but not limited to IRS forms 8023 and/or 8883) in order to make the Section 338(h)(10) Election.

(b)   Seller shall execute (or cause to be executed) and deliver to Buyer such additional documents or forms as reasonably requested by Buyer in order to make the Section 338(h)(10) Election.

(c)   Seller shall include any income, gain, loss, deduction or other tax item resulting from the Section 338(h)(10) Election on its tax returns to the extent required by applicable law.  Seller shall be responsible for the payment of any taxes imposed on Seller that are attributable to the making of the Section 338(h)(10) Election, including, without limitation, (i) any tax imposed under IRC Section 1374 (and any corresponding provisions of state, local or non-U.S. laws) and (ii) any other federal, state, local, or non-U.S. tax imposed on Seller.

5.21   Bank Plan of Merger.  Seller shall use its best efforts to cause the board of directors of Target, within 15 days after the date hereof, to adopt and approve the execution of a plan of merger by and between Target and Buyer’s subsidiary bank (“Bank Plan of Merger”) that provides for the merger of Target with and into Buyer’s subsidiary bank immediately following, and on the same day as, the Closing.  The Bank Plan of Merger shall be in such form as is reasonably acceptable to Seller and Target.

5.22   Indemnification Agreements.  Seller will use its reasonable best efforts to make available to Buyer copies of the Indemnification Agreements and a list of the indemnitors under such Indemnification Agreements within the 30-day period following the date hereof or as soon thereafter as possible.

ARTICLE VI

CONDITIONS

6.01   Conditions to Seller’s Obligations under this Agreement.  The obligations of Seller hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by Seller pursuant to Section 9.03 hereof:

(a)   Representations.  The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects, as of the date of this Agreement, and as of the Closing Date as though made on and as of the Closing Date, except as to any representation or warranty which specifically relates to an earlier date and except that any representation or warranty that is qualified by materiality or Material Adverse Effect shall be true in all respects as of the date of this Agreement and as of the Closing Date.

(b)   Covenants.  The obligations of Buyer required by this Agreement to be performed by Buyer at or prior to the Closing Date shall have been duly performed and complied with in all material respects.

(c)   Approvals of Regulatory Authorities.  Procurement by Buyer of all requisite approvals and consents of Regulatory Authorities identified on Schedule 6.01(c) and the expiration of the statutory waiting period or periods relating thereto for the Contemplated Transactions; and no such approval or consent shall have imposed any condition or requirement (other than conditions or requirements previously disclosed) which would so materially and adversely impact the economic or business benefits to Seller or Target of the Contemplated Transactions that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

(d)   No Injunction.  There shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the Contemplated Transactions.

(e)   Officer’s Certificate.  Buyer shall have delivered to Seller a certificate, dated as of the Closing Date and executed by the President of Buyer, confirming that the conditions set forth in subsections (a), (b), (c) and (d) of this Section 6.01 have been satisfied.

(f)   Other Documents.  Seller shall have received such other certificates, documents or instruments from Buyer as Seller shall have reasonably requested in connection with the Contemplated Transactions (provided, that no legal opinion of counsel to Buyer shall be required).

6.02   Conditions to Buyer’s Obligations under this Agreement.  The obligations of Buyer hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by Buyer pursuant to Section 9.03 hereof:

(a)   Representations.  The representations and warranties of Seller set forth in this Agreement shall be true and correct in all material respects, as of the date of this Agreement, and as of the Closing Date as though made on and as of the Closing Date, except as to any representation or warranty which specifically relates to an earlier date and except that any representation or warranty that is qualified by materiality or Material Adverse Effect shall be true in all respects as of the date of this Agreement and as of the Closing Date.

(b)   Covenants.  The obligations of Seller required by this Agreement to be performed by Seller at or prior to the Closing Date shall have been duly performed and complied with in all material respects.

(c)   Approvals of Regulatory Authorities.  Procurement by Seller of all requisite approvals and consents of Regulatory Authorities identified on Schedule 6.02(c) and the expiration of the statutory waiting period or periods relating thereto for the Contemplated Transactions; and no such approval or consent shall have imposed any condition or requirement (other than conditions or requirements previously disclosed) which would so materially and adversely impact the economic or business benefits to Buyer of the Contemplated Transactions that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into this Agreement.

(d)   No Injunction.  There shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the Contemplated Transactions.

(e)   Officer’s Certificate.  Seller shall have delivered to Buyer a certificate, dated as of the Closing Date and executed by its President, confirming that the conditions that the conditions set forth in subsections (a), (b), (c) and (d) of this Section 6.02 have been satisfied.

(f)   Other Documents.  Buyer shall have received such other certificates, documents or instruments from Seller as Buyer shall have reasonably requested in connection with the Contemplated Transactions (provided, that no legal opinion of counsel to Seller shall be required).

ARTICLE VII

TERMINATION

7.01   Termination.  This Agreement may be terminated on or at any time prior to the Closing Date:

(a)   By the mutual written consent of Buyer and Seller.

(b)   By Buyer:

(i)   if there shall have been any breach of any representation, warranty or obligation of Seller (subject to the same standards as set forth in Section 6.02(b)) and such breach cannot be, or shall not have been, remedied within thirty (30) days after receipt by Seller of written notice specifying the nature of such breach and requesting that it be remedied; provided, that, if such breach cannot reasonably be cured within such 30-day period but may reasonably be cured within sixty (60) days, and such cure is being diligently pursued, no such termination shall occur prior to the expiration of such sixty (60)-day period;

(ii)   if Closing shall not have occurred prior to March 31, 2011 (unless Closing shall not have occurred by such date because of a breach of this Agreement by Buyer);

(iii)    if any Regulatory Authority identified on Schedule 6.02(c) whose approval or consent is required for consummation of the Contemplated Transactions shall issue a definitive written denial of such approval or consent and the time period for appeals and requests for reconsideration has run.

(c)   By Seller:

(i)   if there shall have been any breach of any representation, warranty or obligation of the Buyer (subject to the same standards as set forth in Sections 6.01(b)) and such breach cannot be, or shall not have been, remedied within thirty (30) days after receipt by Buyer of written notice specifying the nature of such breach and requesting that it be remedied; provided, that, if such breach cannot reasonably be cured within such 30-day period but may reasonably be cured within sixty (60) days, and such cure is being diligently pursued, no such termination shall occur prior to the expiration of such sixty (60)-day period;

(ii)   if Closing shall not have occurred prior to March 31, 2011 (unless Closing shall not have occurred by such date because of a breach of this Agreement by Seller);

(iii)  if any Regulatory Authority identified on Schedule 6.01(c) whose approval or consent is required for consummation of the Contemplated Transactions shall issue a definitive written denial of such approval or consent and the time period for appeals and requests for reconsideration has run.

(d)   if Closing shall not have occurred prior to March 31, 2011 due to the failure of the conditions set forth in Sections 6.01(d) and 6.02(d).

7.02   Effect of Termination.  If this Agreement is terminated pursuant to Section 7.01 hereof or otherwise, this Agreement shall forthwith become void, other than Sections 5.04, 7.02 and 9.01 hereof which shall remain in full force and effect, and there shall be no further liability on the part of any Party, except for any liability of a Party under such sections of this Agreement and except for any liability arising out of a breach of this Agreement giving rise to such termination.

ARTICLE VII

INDEMNIFICATION

8.01   Non-Survival of Representations, Warranties and Certain Covenants.  All representations, warranties and, except to the extent specifically provided otherwise herein, agreements and covenants shall terminate on the Closing Date.  Notwithstanding the foregoing, Sections 2.02, 3.03, 3.06, 4.04, 5.04, 5.15, 5.16, 5.18, 5.22, Article VIII and Article IX shall survive the Closing.

8.02   Indemnification by Seller.  Seller will indemnify and hold harmless Buyer and its representatives, stockholders, controlling persons, and Affiliates (collectively, the “Buyer Indemnified Persons”) for, and will pay to the Buyer Indemnified Persons the amount of, any loss, liability, claim, damage (including incidental and consequential damages), expense (including witness fees, costs of investigation and defense and reasonable attorneys’ fees) or diminution of value, whether or not involving a third-party claim (collectively, “Damages”), arising, directly or indirectly, from or in connection with:

(a)   any breach of the representations or warranties made by Seller in Sections 2.02, 3.03 or 3.06 herein;

(b)   any collateral or other assets for which Target served as trustee or custodian at or prior to the Closing Date;

(c)   any litigation, other than litigation involving Life Insurance Trusts (which are indemnified herein at subparagraph (e) below), arising from the operation of Target at or prior to the Closing Date;

(d)   any Taxes which are the obligations of Seller, Target or Target Subsidiaries due to the operation of Target or the Target Subsidiaries on or prior to the Closing Date; or

(e)   with respect to Life Insurance Trusts, any litigation or other legal proceeding, whether civil, criminal, administrative or investigative.

8.03   Indemnification by Buyer.  Buyer will indemnify and hold harmless Seller and its representatives, stockholders, controlling persons, and Affiliates (collectively, the “Seller Indemnified Persons” and together with the Buyer Indemnified Persons, the “Indemnified Persons”) for, and will pay to the Seller Indemnified Persons the amount of, any Damages arising, directly or indirectly, from or in connection with:

(a)   any breach of the representations or warranties made by Buyer in Section 4.04 herein;

(b)   any Taxes which are the obligations of Buyer, Target or Target Subsidiaries due to the operation of Target or the Target Subsidiaries after the Closing Date; or

(c)   the failure of Buyer to obtain those releases referenced in Section 5.15.

8.04   Limitations on Indemnification.

(a)   With respect to claims arising under Sections 8.02(b), (c) and (d), any indemnification payments to any Buyer Indemnified Persons will be limited to an amount of no more than $750,000, in the aggregate and with respect to claims arising under Section 8.03(b), any indemnification payments to any Seller Indemnified Persons will be limited to an amount of no more than $750,000, in the aggregate.  With respect to any other claims made under this Article VIII, all recoveries by any Buyer Indemnified Persons, on the one hand, and any Seller Indemnified Persons, on the other hand shall, in the aggregate, be limited to the Purchase Price.  All payments for Damages due under this Article VIII by Seller to any Buyer Indemnified Persons shall be paid by the Seller to any Buyer Indemnified Persons, net of any insurance proceeds received by the Buyer Indemnified Persons with respect to such Damages.

(b)   In addition to the applicable limitations set forth in Section 8.04(a) above, with respect to claims arising under Sections 8.02(e):

(i)   The Buyer Indemnified Persons shall not be entitled to indemnification hereunder unless such Buyer Indemnified Persons shall have first (A) given written notice to the counterparty or counterparties to any and all applicable indemnification agreements and other agreements containing indemnification provisions relating to the Life Insurance Trust giving rise to such claim, and (B) for a period of 90 days from the date of such notice, used reasonable best efforts to pursue and enforce such Buyer Indemnified Persons’ rights to indemnification and other rights under such agreements.  If such reasonable best efforts are not successful and the Buyer Indemnified Persons elect to pursue a claim hereunder, then the Buyer Indemnified Persons shall provide such cooperation as Seller may reasonably request in order to pursue, enforce and/or preserve the Buyer Indemnified

Persons’ rights to indemnification and other rights and remedies under such agreements, as well as Seller’s subrogation or similar rights relating thereto.

(ii)   All payments for Damages due under this Section 8.02(e) by Seller to any Buyer Indemnified Persons shall be paid by the Seller to any Buyer Indemnified Persons net of any payments any Buyer Indemnified Person receives under any applicable indemnification agreements and other agreements containing indemnification provisions relating to the Life Insurance Trust giving rise to such claim, regardless of whether the payments under such agreements are received before or after payment made by Seller.

8.05   Exclusive Remedy.  The Parties hereby agree that the rights and remedies contained in this Article VIII to recover Damages (subject to the limitations set forth herein) shall be the sole and exclusive rights and remedies of the Parties arising out of, relating to or resulting from this Agreement from and after the Closing Date, other than for fraud or for injunctive or other equitable relief as permitted under Section 9.02.

8.06   Procedure for Indemnification – Third Party Claims.

(a)   If any claim shall be asserted by any third party against an Indemnified Person, promptly and in all events within fourteen (14) days after learning of such claim, the Party receiving notice of such claim shall notify the Party from whom indemnification may be sought under this Agreement (each Party in such capacity, an “Indemnifying Party”) of such claim, provided, however, that the failure so to provide such notice will not relieve any Indemnifying Party from any liability for indemnification that such Indemnifying Party may have except and only to the extent that the Indemnifying Party demonstrates that the defense of such action is prejudiced by failure to give such notice.  The Indemnified Person shall permit the Indemnifying Party to defend against such claim, at the Indemnifying Party’s sole expense, provided that the Indemnifying Party proceeds in good faith, expeditiously and diligently.  The Indemnified Person shall, at its option and expense, have the right to participate in any defense undertaken by the Indemnifying Party with legal counsel of their own selection and at their expense.  The Parties will cooperate fully in any such action and shall make available to each other any books or records useful for the defense of such claim.  No settlement or compromise of any claim may be made by the Indemnifying Party without the prior written consent of the Indemnified Person unless:  (a) before such settlement or compromise, the Indemnifying Party acknowledges in writing its obligation to pay in full the amount of the settlement or compromise and all associated expenses and (b) the Indemnified Person is furnished with security reasonably satisfactory to the Indemnified Person that the Indemnifying Party will in fact pay such amount and such expenses or the Indemnifying Party obtains a release of the Indemnified Person from all liability in respect of such claim.  Notwithstanding the foregoing, if the actual or potential defendants in or targets of, any such action include both the Indemnifying Party and the Indemnified Person and the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it or that are different from or in addition to those available to the Indemnifying Party, then, the Indemnified  Person shall have the right to participate in any defense undertaken by the Indemnifying Party with legal counsel of their own selection and its costs and expenses shall be included as part of the indemnification obligation of such Indemnifying Party hereunder; provided, however, that the

Indemnified  Person shall not settle any claim without the prior written consent of such Indemnifying Party, which consent shall not be unreasonably withheld or delayed.  If the Indemnified Person should elect to exercise such right, such Indemnifying Party shall have the right to participate in, but not control, the defense or settlement of such claim at its sole cost and expense.

(b)   Seller hereby consents to the non-exclusive jurisdiction of any court in which a proceeding is brought against any Indemnified Person for purposes of any claim that an Indemnified Person may have under this Agreement with respect to such proceeding or the matters alleged therein, and agree that process may be served on Seller with respect to such a claim anywhere in the world.

8.07   Procedure for Indemnification - Other Claims.  A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.

ARTICLE IX

MISCELLANEOUS

9.01   Expenses and Other Fees.  Except as set forth in, each Party hereto shall bear and pay all costs and expenses incurred by it in connection with the Contemplated Transactions, including fees and expenses of its own financial consultants, accountants and counsel.

9.02   Specific Performance.  Each of the Parties acknowledges and agrees that the other Party or Parties, as the case may be, would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each of the Parties agrees that the other Party or Parties, as the case may be, shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to specifically enforce this Agreement and the terms and provisions hereof in addition to any other remedy to which they may be entitled hereunder.

9.03   Amendment, Extension and Waiver.  Subject to applicable law, at any time prior to the Closing Date, the Parties may:

(a)   amend this Agreement;

(b)   extend the time for the performance of any of the obligations or other acts of any Party hereto;

(c)   waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; or

(d)   to the extent permitted by law, waive compliance with any of the agreements or conditions contained in Articles V and VI hereof or otherwise.

This Agreement may not be amended except by an instrument in writing signed by the Parties.  Neither the failure nor the delay by any Party in exercising any right, power or privilege under this Agreement or documents contemplated hereby shall operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power, or privilege.

9.04   Entire Agreement.

(a)   This Agreement, including the documents referred to herein or delivered pursuant hereto, contains the entire agreement and understanding of the Parties with respect to its subject matter.  This Agreement supersedes all prior arrangements and understandings between the Parties, both written and oral, with respect to its subject matter.

(b)   This Agreement shall inure to the benefit of and be binding upon the Parties and their successors and permitted assigns; provided, however, that nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the Parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

9.05   No Assignment.  Neither of Buyer or Seller may assign any of its rights or obligations hereunder to any other person, without the prior written consent of the other Parties.  Notwithstanding the foregoing, Buyer may assign its rights hereunder to any direct or indirect Subsidiary of Buyer without the prior written consent of Seller, provided, however, despite any such assignment, Buyer shall remain jointly and severally liable with the assignee for any and all of its obligations hereunder.

9.06   Notices.  All notices or other communications hereunder shall be in writing and shall be deemed given upon delivery if delivered personally, two business days after mailing if mailed by prepaid registered or certified mail, return receipt requested, or upon confirmation of good transmission if sent by telecopy, addressed as follows:

(a)   If to Seller to:

National Penn Bancshares, Inc.
Reading and Philadelphia Avenues
Boyertown, PA 19512
Attention:                  Scott V. Fainor, President and Chief Executive Officer
Fax No.:                      610-369-6349

with a copy to:

Paul J. Jaskot
Reed Smith LLP
2500 One Liberty Place
1650 Market Street
Philadelphia, PA  19103

Fax No.:                      215-851-1420

(b)   If to Buyer, to:

WSFS Financial Corporation
500 Delaware Ave
Wilmington, DE 19801
Attention:                  Mark Turner, President and Chief Executive Officer
Fax No.:                      302-571-6842

with a copy to:

John J. Spidi
Malizia Spidi & Fisch, PC
1227 25th Street, NW
Suite 200 West
Washington, DC  20037
Fax No.:                      202-434-4661

9.07   Captions. The captions and headings contained in this Agreement are for reference purposes only and are not part of this Agreement.

9.08   Counterparts.  This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute one agreement.

9.09   Severability.  If any provision of this Agreement or the application thereof is determined to be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

9.10   Governing Law.  This Agreement shall be governed by and construed in accordance with the domestic internal law of the State of Delaware (without regard to conflict of law principles), except to the extent that federal law is applicable by its terms.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

National Penn Bancshares, Inc.

By:	/s/ Scott V. Fainor
Name:	Scott V. Fainor
Title:	President and Chief Executive Officer

WSFS Financial Corporation

By:	/s/ Mark A. Turner
Name	Mark A. Turner
Title	President and Chief Executive OFficer

Signature Page to Stock Purchase Agreement